

Emeco Holdings Limited


DEC 13 2006
WASH. D.C.
213
SECTION

11 December 2006

Exemption File No. 82-35011


06019290

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Capital Group Companies, Inc. – Notice of Change in Interests of Substantial Shareholder under Section 671B dated 07 December 2006, released to the Australian Stock Exchange Limited on 11 December 2006.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

Regards

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

Enclosures (2)

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815



Emeco Holdings Limited

COPY

11 December 2006

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


SEC MAIL
RECEIVED
PROCESSING
DEC 13 2006
WASH. D.C.
213
SECTION

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Capital Group Companies, Inc. – Notice of Change in Interests of Substantial Shareholder under Section 671B dated 07 December 2006, released to the Australian Stock Exchange Limited on 11 December 2006.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

Enclosures (2)

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Capital Group Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486-9698


SEC
RECEIVED
PROCESSING
DEC 13 2006
WASH. D.C.
213
SECTION

8 December 2006

BY FAX - ORIGINAL IN POST
(61 8 9321 1366)

Emeco Holdings Ltd
Ground Floor, 10 Ord Street
West Perth, Western Australia,
Australia, 6005

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 07 December 2006. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 631,237,586 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,



Vivien Tan
Compliance Associate


SEC MAIL
RECEIVED
PROCESSING
DEC 1 3 2006
WASH, D.C.
213
SECTION

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Emeco Holdings Ltd

ACN/ARSN:

1. Details of substantial holder(1)

Name: The Capital Group Companies, Inc.

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 07 December 2006

The previous notice was given to the company on: 06 December 2006

The previous notice was dated: 05 December 2006

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital Guardian Trust Company, Capital International S.A., and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	38,277,544 shares	6.0639%	45,277,544 shares	7.1728%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital Guardian Trust Company, Capital International S.A., and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
6 December 2006 To 7 December 2006	The Capital Group Companies, Inc.	Acquisition of shares	Average price of 1.77 AUD	7,000,000 Ordinary Shares	7,000,000

See Annexure A dated 05 December 2006

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 07 December 2006 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo

Capacity: Counsel

sign here 

date 08 December 2006

Annexure "A"

This is the Annexure of 2 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 7 December 2006.

The Capital Group Companies, Inc.

By: 

Liliane Corzo
Counsel

Australia Annexure
Emeco Holdings Ltd

7 December 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000600	6,298,068	
	44003300	485,200	
	44278200	1,052,000	
	44353600	558,000	
	44359800	175,600	
	44800300	100,200	
		8,669,068	
Capital International Limited	43051000	131,534	
	43051300	95,296	
	43051400	18,870	
	43051500	73,862	
	43402300	102,751	
	43404700	81,323	
	43404900	29,039	
	43410500	155,300	
	43412500	88,027	
	43415000	77,300	
	43415700	507,294	
	43415900	120,278	
	43417600	48,331	
	43417700	496,398	
	43418100	54,828	
	43418300	121,135	
	43418600	98,323	
	43418800	490,204	
	43419100	79,011	
	43420200	92,376	
	43425200	1,256,870	
	43425300	479,784	
	43425400	198,074	
	43425700	152,295	
	43425800	1,077,354	
	43426200	2,313,528	
	43426300	2,463,778	
	43426400	1,583,032	
	43426800	675,682	
	43426900	1,254,717	
	43428300	38,259	
	43428600	69,658	
	43436100	151,490	
	43441800	30,609	
	43450500	145,582	
	43451200	136,565	
	43451300	37,250	
	43451600	28,905	
	43451700	39,043	
	43451900	128,836	
	43455100	123,941	
	43455200	83,958	
	43455400	22,916	
	43457100	385,765	
	43463600	52,322	

Australia Annexure
Emeco Holdings Ltd

7 December 2006

CG Investment Management Company	**Account Number**	**Number of Shares**	**% Held**
	43484100	120,900	
	43487400	120,207	
	43487600	149,956	
	43487700	158,228	
	43487800	142,077	
	43494200	159,091	
	43558600	325,786	
	43560100	143,337	
	43570400	105,300	
	43574100	43,013	
	43574200	136,851	
		17,496,439	
Capital International S.A.	45415100	199,595	
	45415200	20,700	
	45415800	34,900	
	45420100	125,000	
	45426000	1,340,810	
	45508100	64,632	
		1,785,637	
Capital International, Inc.	46343400	71,600	
	46364700	25,400	
	46422100	409,400	
		506,400	
Capital Research and Management Company	11000035	14,010,000	
	11000075	2,810,000	
		16,820,000	
GRAND TOTAL		**45,277,544**	**7.17%**

Emeco Holdings Ltd
07 December 2006

Nominee Name	
ANZ Nominees Level 25, Collins Street GPO Box 2842 AA Melbourne 3001 VIC	
43402300	102,751
43436100	151,490
45415800	34,900
Total Shares:	289,141
ANZ Nominees Limited (Melbourne) GPO Box 2842AA Melbourne, Victoria 3001 Australia	
43417600	48,331
43428600	69,658
43451200	136,565
Total Shares:	254,554
Australia & New Zealand Banking Grp Ltd 35, Elisabeth Street PO Box 2842AA Melbourne VIC 3000	
43404900	29,039
45420100	125,000
Total Shares:	154,039
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	
43404700	81,323
Total Shares:	81,323
Bankers Trust Australia Level 9, The Chifley Tower 2, Chifley Square Sydney NSW 2000, Australia	
43415000	77,300
43415700	507,294
43418300	121,135
Total Shares:	705,729
Chase Manhattan Bank Australia Limited Level 36 World Trade Centre Jamison Street Sydney, NSW 2000 Australia	
43051000	131,534
43418100	54,828
43441800	30,609

Emeco Holdings Ltd
07 December 2006

Nominee Name		
43484100		120,900
44000600		6,298,068
44003300		485,200
46422100		409,400
	Total Shares:	7,530,539
Chase Manhattan Nominee Ltd. Australia		
43417700		496,398
43425400		198,074
	Total Shares:	694,472
Citicorp Nominees PTY Ltd Level 26, Mitre 502-30 101 Collins Street Melbourne, Victoria 3000		
43426300		2,463,778
43570400		105,300
	Total Shares:	2,569,078
HKBA Nominees Ltd. GPO Box 181 Sydney 2001 Australia		
43410500		155,300
	Total Shares:	155,300
Hong Kong Bank Australia Level 8 1, O'Connell St, GPO Box 5302 Sydney NSW 2001		
43455100		123,941
43455400		22,916
	Total Shares:	146,857
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA		
43451900		128,836
	Total Shares:	128,836
National Australian Bank LTD. 271 Collins St. 5th Floor South Melbourne, Victoria 3000		
43418800		490,204
43419100		79,011
43425200		1,256,870

Emeco Holdings Ltd
07 December 2006

Nominee Name		
43426800		675,682
43428300		38,259
43451300		37,250
43451600		28,905
43455200		83,958
43487400		120,207
43560100		143,337
43574200		136,851
46343400		71,600
	Total Shares:	3,162,134
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS		
43426900		1,254,717
	Total Shares:	1,254,717
Westpac Banking Corp		
43051300		95,296
43051400		18,870
43051500		73,862
43412500		88,027
43418600		98,323
43425300		479,784
43426200		2,313,528
45415100		199,595
45508100		64,632
46364700		25,400
	Total Shares:	3,457,317
Westpac Custodian Nominees 50 Pitt Street, 8th Floor Sydney, NSW 2000 Australia		
11000035		14,010,000
11000075		2,810,000
43415900		120,278
43420200		92,376
43425700		152,295
43425800		1,077,354
43426400		1,583,032
43450500		145,582
43451700		39,043
43457100		385,765
43463600		52,322
43487600		149,956
43487700		158,228
43487800		142,077

Emeco Holdings Ltd
07 December 2006

Nominee Name	
43494200	159,091
43558600	325,786
43574100	43,013
44278200	1,052,000
44353600	558,000
44359800	175,600
44800300	100,200
45415200	20,700
45426000	1,340,810
Total Shares:	24,693,508